October 30, 2017

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor Funds (the “Trust”)

Harbor High-Yield Opportunities Fund (the “Fund”)

Post Effective Amendment No. 130

File Nos. 33-5852 and 811-4676

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to additional comments of the staff of the Securities and Exchange Commission (the “Commission”) provided by Ms. Anu Dubey of the Division of Investment Management with respect to Post-Effective Amendment (“PEA”) No. 130 to the Trust’s registration statement on Form N-1A.

Set forth below are the staff’s additional verbal comments together with the Trust’s responses.

COMMENT 5	(Prospectus – The Adviser and Subadviser – Crescent High Yield Bond Composite Performance Information)

Please confirm and revise the disclosure to reflect that the Crescent High Yield Bond Composite is representative of all accounts that are substantially similar to the Fund and not just all fee paying accounts.

Response:	Comment No. 5 is confirmed. The language has been revised to remove reference to “fee paying”.

COMMENT 9	(Prospectus – Your Harbor Funds Account – How to Sell Shares)

The current disclosure states that: “Some intermediaries have agreed to charge redemption fees on transactions in their customer accounts in accordance with the intermediary’s own policy, which may differ from the applicable Harbor Funds’ policy in terms of the amount of the fee ” Instruction 2(b) to Item 3 of Form N-1A requires all redemptions fees to be disclosed in the Fee Table of the Fund Summary section. Please explain or revise disclosures.

Response:	We do not read Instruction 2(b) of Item 3 of Form N-1A to require disclosure of every redemption fee that could be imposed by a third party. Such a reading would render the fee table unreadable and unworkable, which we do not believe is the intention of the table or the SEC staff. In addition, we believe such interpretation would be inconsistent with the final rule release adopting Rule 22c-2 under the Investment Company Act of 1940 (the “1940 Act”). Instead, we believe that this instruction requires disclosure of any redemption fee that has been adopted by a fund’s board and that will be imposed by the fund pursuant to Rule 22c-2 under the 1940 Act. In the case of this

P.O. Box 804660  |  Chicago, Illinois 60680-4108

800-422-1050  |  www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.

Securities and Exchange Commission

October 27, 2017

Fund, the Harbor Funds’ Board has adopted a 1% redemption fee applied if shares are redeemed within 90 days. We believe that the current disclosure in the fee table satisfies the requirements of the instruction.

Additional Comment:	Item 11(c)(2) requires disclosing “Any redemption charges, including how these charges will be collected and under what circumstances the charges will be waived.” In addition, Item 11(e)(4)(iii) requires disclosing with specificity, the circumstances under which any restriction will not be imposed.

Response:	As with Instruction 2(b) of Item 3 discussed above, we believe that Item 11(c)(2) requires disclosure with respect to any redemption fee that has been adopted by a fund’s board and that will be imposed by the fund pursuant to Rule 22c-2 under the 1940 Act. We believe that the current disclosure satisfies this requirement. We further believe the Fund has complied with Item 11(e)(4)(iii) by including the referenced disclosure, alerting shareholders of the circumstances under which the 1% redemption fee approved by the Harbor Funds’ Board may not be imposed.

COMMENT 10	(Prospectus – Your Harbor Funds Account – How to Sell Shares)

The current disclosure states that: “Harbor Funds may allow the intermediary to apply its own redemption fee policy to its customer accounts in place of Harbor Funds’ redemption fee policy, which may differ from the applicable Harbor Funds’ policy in terms of the amount of the fee, the holding period and the types of transactions which could trigger the fee. Harbor Funds may allow the intermediary to apply its own redemption fee policy to its customer accounts in place of Harbor Funds’ redemption fee policy if Harbor determines the intermediary’s policy is reasonably designed to discourage short-term trading.” If the intermediary is applying its own fee, please explain how the Harbor Funds Board is complying with Rule 22c-2(a)(1) under the 1940 Act.

Response:	We believe the Harbor Funds’ Board fully complies with Rule 22c-2(a)(1) of the 1940 Act. Consistent with prior staff comments, funds may allow an intermediary to apply its own redemption fee policy if the fund determines that the intermediary’s policy is reasonably designed.

Mutual fund complexes utilize a broad array of intermediaries from broker-dealers to recordkeepers to insurance companies to trust companies and banks. When Rule 22c-2 was first proposed, numerous commentators noted the wide variety of systems and procedures utilized by intermediaries to monitor and enforce multiple trading restrictions across numerous fund complexes. As a result of these system limitations and the costs associated with developing systems and procedures required to apply fund complexes’ redemption fees, many intermediaries developed their own redemption fee policies that they apply uniformly to their customers’ accounts in lieu of trying to apply the redemption fee policies of all of the fund complexes that offer funds through the intermediary.

In the final rule release adopting amendments to Rule 22c-2 (Mutual Fund Redemption Fees, Release No. IC-27504, Sept. 27, 2006), the SEC staff stated:

“We believe that a fund in appropriate circumstances could reasonably conclude that an intermediary’s frequent trading policies sufficiently protect fund shareholders, and could therefore defer to the intermediary’s policies, rather than seek to apply the fund’s policies on frequent trading to shareholders who invest through that intermediary. In those circumstances, the fund should describe in its prospectus that certain intermediaries through which a shareholder may own fund shares may impose frequent trading restrictions that differ from those of the fund, generally describe the types of intermediaries
(e.g., broker-dealers, insurance company separate accounts, and retirement plan administrators), and direct shareholders to any disclosures provided by the intermediaries with which they have an account to determine what restrictions apply to the shareholder.”

Securities and Exchange Commission

October 27, 2017

Redemption fees are one tool by which funds attempt to minimize frequent trading in fund shares. Certain intermediaries have developed their own frequent trading policies and redemption fee policies and apply those internal policies – not the policies adopted by fund complexes – to their customers’ accounts. If Harbor Funds determines that the intermediary’s policy is reasonably designed to discourage short-term trading, then we allow the intermediary to apply its own redemption fee policy to its customer accounts in place of Harbor Funds’ redemption fee policy.

Additional Comment:	The Staff believes it is the Board’s responsibility to set the fees. Please see the 2005 adopting release. In particular:

• The sentence before and the paragraph after Footnote 10

• Footnote 21

• Footnote 26

• The sentences before and after Footnote 35

Response:	The Board has set the redemption fee at 1%, as described in the Fund’s prospectus in accordance with the requirements of Rule 22c-2 and in accordance with the obligation of the Board to determine whether a redemption fee should be imposed (consistent with Footnote 21 of the adopting release) and if so, what fee amount is appropriate (consistent with the sentences before and after Footnote 35 of the adopting release).

As discussed above, consistent with the final rule release relating to redemption fees, funds may allow an intermediary to apply its own redemption fee policy if the fund determines that the intermediary’s policy is reasonably designed to discourage short-term trading. This review of the intermediary’s policy and subsequent determination that it is so designed address the concerns outlined in the sentence before and the paragraph after Footnote 10 of the adopting release regarding a lack of information with respect to how intermediaries are applying redemption fees and certain shareholders’ activities being “beyond the reach of fund directors’ efforts to protect the fund and its shareholders from the harmful effects of short-term trading.”

We note that the determination to allow an intermediary to apply its own redemption fee policy is in effect an exemption from the redemption fee in circumstances where the Board does not believe a fee is necessary to discourage short-term trading (i.e., because short-term trading is addressed through the intermediary’s policy). We believe that such an exemption under specified circumstances is consistent with Rule 22c-2 and industry practice.

COMMENT 18	(Prospectus – Fund Summary – Fee Table)

Please confirm whether any of the share classes offered by the Fund will be considered “clean shares” as that term is defined in the no-action letter provided to Capital Research and Management Company dated January 11, 2017 (Capital Group, SEC Interpretive Letter (Jan. 11, 2017), available at https://www.sec.gov/divisions/investment/noaction/2017/capital-group-011117-22d.htm).

Response:	Both the Institutional Class shares and the Retirement Class shares may be considered “clean shares”. Neither the Institutional Class nor the Retirement Class shares include any front-end load, deferred sales charge, or other asset-based fees for sales or distribution.

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Securities and Exchange Commission

October 27, 2017

Please note that (i) the Registrant does not involve a master-feeder arrangement and (ii) the Registrant’s operations do not raise novel or complex issues of law or policy different from those associated with any other investment company investing in securities of the type in which the Registrant may invest. One series of the Trust is a money market fund.

If you have any questions or comments concerning the foregoing or the attached, please contact the undersigned at (312) 443-4428.

Sincerely,

Jodie L. Crotteau
Assistant Secretary

Cc:	Christopher P. Harvey, Esq.

Stephanie Capistron, Esq.

Dechert LLP

Charles F. McCain, Esq.

Anmarie S. Kolinski

Erik D. Ojala, Esq.

Harbor Funds